Exhibit 21.1

Subsidiaries of Registrant
Carlisle Companies Incorporated

Jurisdiction of Incorporation

Accella Holdings, LLC	Delaware
Carlisle Construction Materials, LLC	Delaware
Carlisle Fluid Technologies, Inc.	Delaware
Carlisle Global II Limited	United Kingdom
Carlisle Interconnect Technologies, Inc.	Delaware
Carlisle, LLC	Delaware